UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. _)*

Under the Securities Exchange Act of 1934

CLPS INCORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

G31642
(CUSIP Number)

Xiao Feng Yang

c/o 2nd Floor, Building 18, Shanghai Pudong Software Park,

498 Guoshoujing Road, Pudong, Shanghai 201203, People’s Republic of China
Tel: (+86) 21-31268010

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

May 24, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240,13d-1(f) or 240.13d -1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	G31642

1	NAMES OF REPORTING PERSONS: Qinrui Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0-
	8	SHARED VOTING POWER: 4,976,000 common shares (See Item 5)
	9	SOLE DISPOSITIVE POWER: -0-
	10	SHARED DISPOSITIVE POWER: 4,976,000 common shares (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,976,000 common shares (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): Not applicable.
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 36.02% of the Company’s outstanding common shares
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

CUSIP No.	G31642

1	NAMES OF REPORTING PERSONS: Xiao Feng Yang I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF/OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 5,049,607 common shares
	8	SHARED VOTING POWER: - 0 -
	9	SOLE DISPOSITIVE POWERS: 5,049,607 common shares
	10	SHARES DISPOSITIVE POWER: - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,049,607 common shares (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): Not applicable.
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 36.55% of the Company’s outstanding common shares
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

Item 1.	Security and Issuer.

The title and class of equity securities to which this Schedule 13D relates is the common shares, par value $0.0001 per share (“Common Shares”), of CLPS Incorporation, a Cayman Islands corporation (the “Company”). The Company’s principal executive office is located at c/o 2nd Floor, Building 18, Shanghai Pudong Software Park, 498 Guoshoujing Road, Pudong, Shanghai 201203, People’s Republic of China.

Item 2.	Identity and Background.

(a)-(c) This report is being filed by Qinrui Ltd. and Xiao Feng Yang (together, the “Reporting Persons”). Xiao Feng Yang is Chairman and President of the Company. His business address is c/o 2nd Floor, Building 18, Shanghai Pudong Software Park, 498 Guoshoujing Road, Pudong, Shanghai 201203, People’s Republic of China.

Qinrui Ltd. is a holding company formed under the laws of the British Virgin Islands. The principal business of Qinrui Ltd. is managing Xiao Feng Yang’s personal assets and investments. Qinrui Ltd.’s mailing address is c/o Vistra Corporate Services Centre, Wickham’s Cay II, Road Town, Tortola, VG 1110, British Virgin Islands. Xiao Feng Yang is the sole owner of Qinrui Ltd.

(d)-(e) Neither Xiao Feng Yang nor Qinrui Ltd. has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

(f) Xiao Feng Yang is a citizen of the People’s Republic of China. Qinrui Ltd. is a British Virgin Islands corporation.

Item 3.	Source and Amount of Funds or Other Consideration.

Qinrui Ltd. is a company formed under the laws of the British Virgin Islands. Its principal business is managing Xiao Feng Yang’s personal assets and investments. Qinrui Ltd. is also one of the original shareholders in the Company. The Board of Directors of the Company approved the sale and issuance of 5,000,000 shares to Qinrui Ltd., among other investors, on December 7, 2017. Also included in the beneficial ownership calculation is the vested portion of the restricted stock granted by the Company to Xiao Feng Yang under the terms and provisions of the Company’s equity incentive plan and dated as of July 12, 2018. The total grant of 220,823 common shares vests in three equal installments, with the first installment vesting upon grant, and the second and third – on the first and second anniversary of the grant. For more detail see Item 5.

Item 4.	Purpose of Transaction.

Information set forth in Items 3 and 5 is incorporated herein by reference.

The Reporting Persons beneficially hold the common shares described herein for investment purposes as described in Item 3 above. Xiao Feng Yang may make additional purchases for investment purposes from time to time, through Qinrui Ltd. or directly. In addition, he is the Chairman and President of the Company and therefore will continue to participate in incentive programs available to persons. As the Company’s executive, Xiao Feng Yang has a continuing role in the governance of the Company, and in this role he may in the future make proposals or offer input on proposals with respect to the matters set forth in (a) through (j) of Item 4 of Schedule 13D. Except as set forth above, neither Xiao Feng Yang nor Qinrui Ltd. has any current plans or proposals with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)-(d) The calculations in this Item are based upon 13,813,821 common shares issued and outstanding as of January 14, 2019. The foregoing calculation is made pursuant to Rule l3d-3 promulgated under the Securities Act of 1933, as amended to date.

Reporting Person	Amount of Securities Beneficially Owned	Percentage of Class	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or to Direct the Disposition
Xiao Feng Yang	5,049,607 common shares*	36.55%	5,049,607 common shares	-	5,049,607 common shares	-
Qinrui Ltd.	4,976,000 common shares	36.02%	-	4,976,000 common shares	-	4,976,000 common shares

*	Includes the vested portion of the restricted stock granted dated as of July 12, 2018. The total grant of 220,823 common shares vests in three equal installments, with the first installment vesting upon grant, and the second and third – on the first and second anniversary of the grant.

Because Xiao Feng Yang controls all of the voting and disposition interests of Qinrui Ltd. with respect to the securities, he may be deemed to have indirect beneficial ownership of the common shares directly beneficially owned by Qinrui Ltd. Neither Xiao Feng Yang nor Qinrui Ltd. has effected any transactions in the securities of the Company in the past sixty days. The Reporting Persons affirm that no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common shares beneficially owned by the Reporting Persons reported herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Company, including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of the Company.

Item 7.	Material to be filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 25, 2019

/s/ Xiao Feng Yang
Xiao Feng Yang

Qinrui Ltd.

/s/ Xiao Feng Yang
Xiao Feng Yang
Title: Sole Director

JOINT FILING AGREEMENT

Qinrui Ltd., a British Virgin Islands corporation and Xiao Feng Yang (the “Filing Persons”), hereby agree to file jointly a Schedule 13D and any amendments thereto relating to the aggregate ownership by each of the Filing Persons of any voting equity security of a class which is registered pursuant to Section 12 of the Securities Exchange act of 1934, as amended, as required by Rule 13d-1 and Rule 13d-2 promulgated under the Securities Exchange Act of 1934. Each of the Filing Persons agrees that the information set forth in such Schedule 13D and any amendments thereto with respect to such Filing Person will be true, complete and correct as of the date of such Schedule 13D or such amendment, to the best of such Filing Person’s knowledge and belief, after reasonable inquiry. Each of the Filing Persons makes no representation as to the accuracy or adequacy of the information set forth in the Schedule 13D or any amendments thereto shall become inaccurate in any material respect or if said person learns of information that would require an amendment to the Schedule 13D.

IN WITNESS WHEREOF, the undersigned have set their hands this 25th day of February, 2019.

/s/ Xiao Feng Yang
Xiao Feng Yang

Qinrui Ltd.

/s/ Xiao Feng Yang
Xiao Feng Yang
Title: Sole Director